UNITEDSTATES

)MMISSION

9

EPORT

20008563

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SEC FILE NUMBER

8- 67782

PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Monitor Capital LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 Soundshore Drive

(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Valerie W Fox 917-302-8528

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Summit LLC

(Name – *if individual, state last, first, middle name*)

999 18th Street	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section

FEB 28 2020

Washington DC
416

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sakae Takushima, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Monitor Capital LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

Sakae Takushima, Managing Member, CEO, CCO

Title

Notary Public

MARIA RIZK
Notary Public
Connecticut
My Commission Expires Aug 31, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONITOR CAPITAL, LLC

TABLE OF CONTENTS

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Directors and Members of
Monitor Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Monitor Capital LLC as of December 31, 2019, the related statements of income and loss, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Monitor Capital LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Monitor Capital LLC's management. Our responsibility is to express an opinion on Monitor Capital LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Monitor Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed below has been subjected to audit procedures performed in conjunction with the audit of Monitor Capital LLC's financial statements.

- Schedule I, Computation of Net Capital Under SEC Rule 15c3-1.
- Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption).
- Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption).

The supplemental information is the responsibility of Monitor Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed above is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Monitor's auditor since 2010.

Summit llc

Summit LLC
Denver, Colorado
February 3, 2020

MONITOR CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	136,400
Fee income receivables	289,413
Other assets	9,868
Total Assets	**$ 435,681**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	27,048
COMMITMENTS AND CONTINGENCIES (Notes 4 and 5)	
MEMBERS' EQUITY (Note 3):	
Members' interests	414,000
Accumulated deficit	(5,367)
Total members' equity	408,633
Total Liabilities and Members' Equity	**$ 435,681**

The Accompanying Notes are an integral part of these Financial Statements.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Monitor Capital, LLC (the "Company") was incorporated as a limited liability company in the State of Connecticut on July 31, 2007. The Company's primary activity is marketing hedge funds and private equity funds (the "Funds") as a placement agent for accredited investors and institutions for third party fund managers. On April 10, 2008, the Company acquired the assets and liabilities, including certain agreements and leases, from Monitor Capital, Inc. The Company commenced operations in April of 2008 and registered with the Securities and Exchange Commission and Financial Industry Regulatory Authority, Inc. as broker-dealer on April 1, 2008. On December 13, 2019 the Company agreed to adjust the ownership percentage between the two principals effective January 1, 2020 such that Sakae Takushima will own 80% of the Company and Seth Strickland will own 20% of the Company. Further, effective January 1, 2020, Seth Strickland will change his management role to passive only, and will no longer be involved in the day to day operations of the company.

The Company, under rule 15c3-3(k)(2)(i), is exempt from the customer reserve and possession or control requirements of rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry customer accounts or execute or clear customer transactions.

Revenue Recognition

The Company has entered into placement agent agreements with various funds or fund managers. The Funds or Fund Managers pay the Company a portion of their quarterly management fee and a portion of the annual performance fees subsequent to the issuance of the quarter-end and year-end financials. The fee income is recorded on an accrual basis, estimating fees based on subsequent payments.

Income Taxes

The Company made an election to be taxed as a limited liability company under the Internal Revenue Code. Accordingly, there is no provision for income taxes included in the accompanying financial statements. All income and expenses are reported by the Company's members on their respective tax returns. The 2014 through 2018 tax years generally remain subject to examination by U. S. federal and most state tax authorities.

Depreciation

Fixed Assets including furniture, computer and office equipment and software total $9,073
Net accumulated depreciation totals $(9,073). Items which are no longer in use have been disposed of for a loss of $(1,560). All assets have been fully depreciated and/or disposed.

MONITOR CAPITAL, LLC

SIPC ASSESSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7
DECEMBER 31, 2019

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement

The Financial Accounting Standards Board issued FASB ASC 820 (Accounting Standards Codification 820, "Fair Value Measurements and Disclosures") defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The company does not hold any positions besides cash as of December 31, 2019.

NOTE 2 - PRIVATE PLACEMENT ARRANGEMENTS

All investor capital is introduced to third party hedge funds and private equity funds on a fully-disclosed, third party basis. The agreements with the general partners and managing members of the Funds vary by agreement ranging from payouts between 5% and 20% of the fees charged to the investors from the Funds.

NOTE 3 - NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2019, the Company had net capital and net capital requirements of $109,352 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .25 to 1. According to rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - COMMITMENTS

The Company leases office space from an unrelated third party under one non-cancellable operating leases which expires on June 30, 2020. At December 31, 2019, aggregate minimum future rental commitment under this lease was $11,722. Total rental expense of $22,600 including the lease referred to above, was charged to operations during the year ended December 31, 2019.

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company has entered into private placement agreements with several investment managers. Currently, the Company receives a portion of the management fees, performance fees, or placement fees from five investment managers and may perform consulting services for managers. In 2019 the firm's commission revenue from one of the managers comprised 78% of the firm's revenue, with the remaining 22% comprised of consulting fees from two other investment managers.

NOTE 6 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company's financial instruments, including cash, receivables, other assets and payables are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company introduces client investor accounts to various hedge funds and private equity funds (Fund or Funds), all of which are managed by third-party fund managers. Institutional investors that choose to invest in the Fund transact directly with the Fund/Fund Manager. The Company does not take discretionary control over any account or funds. The Funds, to which the Company introduces investors, pay the Company a portion of the management and performance fees received by the Fund. In the event the Company does not satisfy its placement agreement terms, the agreement may result in termination.

There exists an investment risk that revenues may be significantly influenced by market conditions, such as volatility, resulting in investor-placed funds losing value. If the markets should move against positions held by a Fund, and if the Fund is not able to offset such losses, the Fund could lose all of its assets and the introduced investors in the Fund could realize a loss. The Company would, therefore, lose management and performance fees associated with the introduced capital of the investor to the Fund.

The Company is subject to litigation and claims arising in the ordinary course of business. The Company accrues for such items when a liability is both probable and amount can be reasonably estimated. In the opinion of Management, the results of such pending litigation and claims will not have a material effect on the results of operations, the financial position or the cash flows of the Company. For the year ended and as of December 31, 2019, the Company is not involved in any legal actions, arbitration claims or guarantees that might result in a loss or future obligation.

NOTE 7 - SUBSEQUENT REVIEW

The Company has performed an evaluation of subsequent events through February 3, 2020, which is the date the financial statements were available to be issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.